

September 13, 2012

<u>Via E-mail</u>
Mr. Jeffrey D. Symes
Senior Vice President, Chief Accounting Officer
and Controller
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, TX 75062

> **Re: FelCor Lodging Trust Incorporated**
> **Form 10-K**
> **Filed March 6, 2012**
> **File No. 1-14236**
> **FelCor Lodging Limited Partnership**
> **Form 10-K**
> **Filed March 6, 2012**
> **File No. 333-39595-01**

Dear Mr. Symes:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant